# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rhythm Pharmaceuticals, Inc., CIK 0001649904
CUSIP: 76243J105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 222 Berkeley Street, 12th Floor, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001144204-18-007947
Filed by CIK 0001263508

## Reporting persons
- Baker Bros. Advisors LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 5,604,483; shared voting power 0; sole dispositive power 5,604,483; shared dispositive power 0; aggregate amount beneficially owned 5,604,483 (8.9% of the class)
- Baker Bros. Advisors (GP) LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 5,604,483; shared voting power 0; sole dispositive power 5,604,483; shared dispositive power 0; aggregate amount beneficially owned 5,604,483 (8.9% of the class)
- Julian C. Baker: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,604,483; shared voting power 0; sole dispositive power 5,604,483; shared dispositive power 0; aggregate amount beneficially owned 5,604,483 (8.9% of the class)
- Felix J. Baker: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,604,483; shared voting power 0; sole dispositive power 5,604,483; shared dispositive power 0; aggregate amount beneficially owned 5,604,483 (8.9% of the class)

## Item 1. Issuer
Name of issuer: Rhythm Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 222 Berkeley Street, 12th Floor Boston, MA, 02116

## Item 2. Person Filing
Name of person filing: This Amendment No. 7 to Schedule 13G amends the previously filed Schedule 13G filed by Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP) LLC (the "Adviser GP"), Julian C. Baker and Felix J. Baker (collectively, the "Reporting Persons"). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect. This Amendment No. 7 is being filed jointly by the Reporting Persons.
Address of principal business office or, if none, residence:
The business address of each of the Reporting Persons is:
c/o Baker Bros. Advisors LP
860 Washington Street, 3rd Floor
New York, NY 10014
(212) 339-5690
Citizenship: The Adviser is a limited partnership organized under the laws of the State of Delaware. The Adviser GP is a limited liability company organized under the laws of the State of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Items 5 through 9 and 11 of each of the cover pages to this Amendment No. 7 are incorporated herein by reference. Set forth below is the aggregate number of shares of Common Stock ("Common Stock") of Rhythm Pharmaceuticals, Inc. (the "Issuer") directly held by each of Baker Brothers Life Sciences, L.P. ("Life Sciences") and 667, L.P. ("667", and together with Life Sciences, the "Funds") which may be deemed to be indirectly beneficially owned by the Reporting Persons, as well as Common Stock that may be acquired upon conversion of Series A Convertible Preferred stock (the "Series A Convertible Preferred"), which is a Common Stock equivalent that votes as a single class with the Common Stock contingent upon Hart-Scott-Rodino Antitrust clearance and only to the extent such Series A Convertible Preferred could be converted into Common Stock pursuant to the beneficial ownership limitations on conversion described below, and that is convertible at any time on a 1-for-20.8333 basis without consideration into Common Stock, subject to the beneficial ownership limitations on conversion described below.

The percentage of beneficial ownership for each of the Reporting Persons reported herein and the information set forth below is based on 63,223,727 shares of Common Stock outstanding as of February 24, 2025, as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on February 28, 2025. Such percentage figures are calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Series A Convertible Preferred is only convertible to the extent that after giving effect or immediately prior to such exercise the holders thereof, their affiliates and any persons who are members of a Section 13(d) group with the holders or one of their affiliates would beneficially own in the aggregate, for purposes of Rule 13d-3 under the Exchange Act, no more than 4.99% of the outstanding Common Stock (the "Maximum Percentage"). By written notice to the Issuer, the Funds may from time to time increase or decrease the Maximum Percentage applicable to that Fund to any other percentage not in excess of 19.99%. Any such increase will not be effective until the 61st day after such notice is delivered to the Issuer. Due to such Maximum Percentage, the Funds cannot presently convert any of the Series A Convertible Preferred.

As a result of these restrictions, the number of shares of Common Stock that may be issued upon conversion of the Series A Convertible Preferred by the above holders may change depending upon changes in the outstanding Common Stock.

Pursuant to the management agreements, as amended, among the Adviser, the Funds and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments.

The Adviser GP is the sole general partner of the Adviser. The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.
Percent of class: The Funds beneficially own 5,604,483 shares of Common Stock directly held by the Funds or 8.9% of the outstanding Common Stock. 667 beneficially owns 0.8% and Life Sciences beneficially owns 8.1% of the outstanding Common Stock.
Sole power to vote or to direct the vote: 667 directly holds 470,291 shares of Common Stock and Life Sciences directly holds 5,134,192 shares of Common Stock.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 667 directly holds 470,291 shares of Common Stock and Life Sciences directly holds 5,134,192 shares of Common Stock.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The information in Item 4 is incorporated herein by reference.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Baker Bros. Advisors LP: /s/ Scott L. Lessing, By: Baker Bros. Advisors (GP) LLC, its general partner Scott L. Lessing/ President (05/15/2025)
- Baker Bros. Advisors (GP) LLC: /s/ Scott L. Lessing, Scott L. Lessing/ President (05/15/2025)
- Julian C. Baker: /s/ Julian C. Baker, Julian C. Baker (05/15/2025)
- Felix J. Baker: /s/ Felix J. Baker, Felix J. Baker (05/15/2025)